Exhibit 8.1

Telecom Argentina S.A. Subsidiaries

Name	Jurisdiction of Incorporation
Telecom Personal S.A.	Argentina

Núcleo S.A. (1)	Paraguay

Micro Sistemas S.A. (2)	Argentina

Telecom Argentina USA Inc.	Delaware, United States

Publicom S.A. (3)	Argentina

(1)	Interest held indirectly through Telecom Personal S.A.
(2)	Dormant Entity in all periods reported.
(3)	Entity sold on April 12, 2007.